Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following is an advertisement of Comcast:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. After the registration statement filed with the SEC is declared effective, a definitive joint proxy statement/prospectus will be mailed to Comcast and Time Warner Cable shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Copies of the joint proxy statement/prospectus and other materials, including information about Comcast, Time Warner Cable and their directors and certain executive officers are available for free at http://www.sec.gov, http://cmcsa.com or http://ir.timewarnercable.com or by contacting the Investor Relations Departments of Comcast at 866-281-2100 or Time Warner Cable at 877-446-3689.

                             WHICH WOULD YOU CHOOSE?

                           NET NEUTRALITY PROTECTION

                                FASTER INTERNET

                        MORE RELIABLE AND SECURE NETWORK

             LOW-COST INTERNET ACCESS THROUGH INTERNET ESSENTIALSSM

                        OVER 1 MILLION WIFI HOTSPOTS ALL

                                  OF THE ABOVE

        COMCAST + TIME WARNER CABLE TOGETHER IS BETTER FOR MORE PEOPLE.

    Find out how we can do more together at comcastcorporation.com/together

This  communication  does not constitute an offer to sell or the  solicitation  of an offer to buy any securities or a solicitation  of any  vote or  approval.  After  the  registration  statement  filed  with the SEC is  declared  effective,  a  definitive  joint  proxy statement/prospectus  will be mailed to Comcast and Time Warner Cable  shareholders.  INVESTORS AND SECURITY  HOLDERS ARE URGED TO READ
THE JOINT PROXY  STATEMENT/PROSPECTUS  AND OTHER  DOCUMENTS  FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY  AND IN THEIR  ENTIRETY
BECAUSE  THEY  CONTAIN OR WILL CONTAIN  IMPORTANT  INFORMATION.  Copies of the joint proxy  statement/prospectus  and other  materials, including  information about Comcast,  Time Warner Cable and their directors and certain  executive  officers are available for free at
http://www.sec.gov, http://cmcsa.com

or http://ir.timewarnercable.comor by contacting the Investor Relations Departments of Comcast at 866-281-2100 or Time Warner Cable
at 877-446-3689.